Progressive Wealth Management Since 1990

Shareholder Rebuttal to TJX Companies Opposition Statement

Regarding Assessing Due Diligence on Human Rights in Supply Chain

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: TJX Companies, Inc.

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Forced labor, child labor, and prison labor are prevalent in global manufacturing. TJX should increase due diligence to prevent implication in human rights abuses and protect shareholder investment.

TJX shareowners are encouraged to vote FOR proposal #5:

RESOLVED: Shareholders of TJX Companies urge the Board of Directors to oversee a third-party assessment and report to shareholders, at reasonable cost and omitting proprietary information, assessing the effectiveness of current company due diligence in preventing forced, child, and prison labor in TJX’s supply chain.

TJX does not verify compliance with its Vendor Code of Conduct for the vast majority of products retailed by company. The Proponent believes that this puts shareholder investment at risk.

TJX Companies’ Vendor Code of Conduct prohibits vendors from using prison labor, forced labor, or child labor; however, TJX’s social compliance auditing program only routinely verifies a small portion of factories – those that TJX directly controls through the production of its private label products. With a larger vendor universe of over 21,000 suppliers, it can be assumed that the vast majority of vendors do not routinely prove compliance to TJX.1

1 While TJX does not publicly state what percent of its products are private label, third party online sources have estimated that approximately only 10% of TJX’s products are private label. If this estimate is accurate, as many as 18,900 vendors in the 21,000-vendor universe are not subject to routine verification of the Vendor Code of Conduct.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 5 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

In the opinion of the Proponent, TJX’s practices, for the vast majority of its suppliers, amount to the company simply “washing its hands” of the problem after a vendor signs the purchase order.

Forced labor, prison labor, and child labor are present in several countries from which TJX sources products.

The U.S. Department of Labor (DOL) maintains a List of Goods Produced by Child Labor or Forced Labor that identifies product category, country of origin, and describes the conditions of forced and child laborers. After examining that list and the manufacturing locations of many TJX-sold goods, the Proponent identified numerous instances where types of products sold by the Company are made by child labor or forced labor in countries from which the Company sources. The Proponent believes that these instances represent risks to shareholder value because the Company does not require verification of adherence to the code of conduct from every vendor.

The chart below provides examples of products made through forced labor or child labor that the Proponent fears may taint the TJX Companies supply chain:

Selected Products Made Through Child Labor, Forced Labor, or Prison Labor that Highlight Potential Risk in the TJX Supply Chain

Country	Item
Brazil	Footwear, garments
China	Artificial flowers; Christmas décor, cotton, electronics, footwear, garments, textiles, toys
India	Carpets, cotton, embellished textiles, footwear, leather goods/accessories, silk fabric and thread, thread/yarn
Nepal	Carpets, embellished textiles
Pakistan	Carpets, leather, cotton, glass bangles (jewelry), leather
Turkey	Cotton, footwear, furniture, garments
Vietnam	Footwear, furniture, garments, leather, textiles

Source: Department of Labor List of Goods Produced by Child Labor or Forced Labor.

The DOL’s list was cross-referenced by NorthStar against manufacturing locations of brands sold by TJX Companies via online stores or in-person locations as of September 2021.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

In its report, the DOL provides illustrative summaries of many instances of child or forced labor. The Proponent believes these examples demonstrate the level of reputational risk for companies that are found, even unknowingly, to have child, forced, or prison labor in their supply chains. Examples can be viewed in the quotes below:

“Many children are trafficked into garment production, recruited under deceptive terms, moved between employers without consent, and paid little or nothing for their work. Some children, as young as age five, are recruited for work through an advance payment to their parents, creating a situation of debt bondage which the child must work to repay.”	“There are reports that children are forced to pick cotton … According to the most recently available estimates, between 40,000 and 1 million students are mobilized annually for the harvest, beginning as early as the third grade. Most children are paid little if at all, after deductions for meals, transportation, and payments to the school…”

“The children live in the workplace, away from their families, and do not have the freedom to leave. Some children are forced to work without equipment to protect them from exposure to toxic chemicals and dust. The children are paid little, and deductions are taken from their wages for food and shelter. Some children are fined or beaten for any mistakes…”	“In some cases, children are forced to work in electronics factories through arrangements between the factories and the schools ... In other cases, children are abducted or deceived by recruiters, sent to Guangdong, and sold to employers. Some children are held captive, forced to work long hours for little pay.”

Source: Department of Labor List of Goods Produced by Child Labor or Forced Labor

The Proponent believes that these select examples of labor conditions in countries from which the Company sources products demonstrates risk to shareholder value of the Company’s practice of not requiring verification of adherence to the Vendor Code of Conduct for the vast majority of its 21,000 suppliers. These risks may come through potential reputational and legal consequences, as described below.

Forced, child, and prison labor in the supply chain pose reputational and financial risks for TJX and its shareholders.

In the opinion of the Proponent, manufacturing in or sourcing from locations where the use of forced, prison, or child labor result in low overhead and low prices for buyers pose significant reputational and legal enforcement risks that must be addressed. The Proponent believes that the risks related to cotton and garment manufacturing due to the documented forced labor in the Xinjiang region of China serves as a tangible example of the risks related to difficult-to-uncover labor issues in the supply chain.

Abuses of Uyghur and other Turkic and Muslim-majority peoples by the Chinese government, deemed “genocide and crimes against humanity”2 by the U.S. State Department, can embroil leading apparel brands and retailers in a severe human rights crisis given that the apparel and textile sector is a focal point of the Chinese government's forced labor program. The global apparel industry’s greatest risk for forced labor lies in cotton and yarn production, not in the actual garment sewing. The Xinjiang Uyghur Autonomous Region (XUAR) grows 20% of the world’s cotton, and, hence, “one in five cotton garments in the global apparel market have content from the Uyghur Region and carry a high risk of being made with forced labor.”3

2 https://www.voanews.com/a/state-department-unveils-us-2021-human-rights-report-/6526733.html

3 https://www.workersrights.org/issues/forced-labor/

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Consequently, U.S. Customs and Border Protection (CBP) issued a Withhold Release Order (WRO) against cotton products from XUAR. Congress strengthened that action with the Uyghur Forced Labor Prevention Act (UFLPA), which establishes a presumption that the importation of any goods sourced in part from the XUAR, or produced by certain entities, are not entitled to entry to the United States, taking effect on June 21, 2022. Specifically citing the UFLPA, TJX’s 10-K acknowledges this as a material risk, stating that compliance failures “could negatively affect our business operations and financial performance.”4

Without adequate human rights due diligence, the Proponent fears that TJX and its shareholders may suffer reputational and enforcement risk that may result from allegations of forced labor disclosed in a CBP WRO.

TJX rates poorly on human rights due diligence indicators on well-known benchmarks.

The Corporate Human Rights Benchmark (CHRB), part of the World Benchmarking Alliance, “provides a comparative snapshot year-on-year of the largest companies on the planet, looking at the policies, processes, and practices they have in place to systematize their human rights approach and how they respond to serious allegations.” This Benchmark examines company commitments as they compare to international human rights standards such as the International Labor Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work.

The 2020 CHRB scored TJX Companies an overall 4 of 26 points, including 0.5/2 for “Commitment to respect the human rights of workers” and 0/10 for all human rights due diligence (HRDD) indicators. These HRDD indicators include identifying, assessing, integrating and acting, tracking, and reporting human rights risks and impacts. The Company also scored zero on various other indicators such as providing grievance channels for workers and communities, remedying adverse impacts, and a commitment to engage with stakeholders.

The Proponent believes that the poor scoring of TJX by CHRB’s Scoresheet5 casts doubt on the Company’s practices related to human rights due diligence in its supply chain, despite the Company’s statements in its opposition statement that claim that its “approach to managing forced, child, and prison labor risk is reasonable and appropriate...”6

4 https://www.tjx.com/docs/default-source/annual-reports/tjx-2021-annual-report-and-10-k.pdf, p. 19

5 https://assets.worldbenchmarkingalliance.org/app/uploads/2020/11/The-TJX-Companies-CHRB-scorecard-2020.pdf

6 https://www.sec.gov/Archives/edgar/data/0000109198/000010919822000024/a2022proxystatement.htm#ibd1d957d8d0d47d598341251f8d5d525_148

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Another benchmarking organization, KnowTheChain, similarly rated TJX poorly[7] – zero points – on indicators such as: traceability and supply chain transparency, risk assessment, purchasing practices, monitoring and responsible recruitment, and remedy programs. KnowTheChain scored TJX 19/100 and ranked it 29 out of 37 companies assessed in the industry.

Given the potential risk to the company and shareholders, as well as workers in factories toiling in hardship or under threat, of failing to uncover instances of forced, prison, or child labor, the Proponent believes that TJX should obtain an assessment and report to shareholders on whether existing company due diligence practices effectively prevent forced, child, and prison labor in TJX’s supply chain.

Conclusion:

The Proponent believes that TJX Companies’ Vendor Code of Conduct and the company’s requirement that vendors sign a purchase order committing to the Code of Conduct is an important first step in protecting the rights of factory workers in its supply chain, as well as shareholders’ investment. However, the Proponent also believes that there is evidence to suggest a high level of risk in the Company’s supply chain as it relates to child, forced, and prison labor.

In the opinion of the Proponent, the Company’s practice of opting against requiring verification of adherence to the Vendor Code of Conduct exposes shareholder value to material risk. While the Proponent recognizes inherent challenges in the Company’s sourcing model as it relates to requiring this verification, the Proponent also believes that striving to overcome those challenges is critical to protecting long-term value at the company.

We urge you to vote “FOR” proxy item #5.

Please direct proposal specific questions to Mari Schwartzer, Director of Shareholder Activism and Engagement, at mschwartzer@northstarasset.com.

Date: May 18, 2022
	By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

7 https://knowthechain.org/wp-content/uploads/2021_KTC_AF_Scorecard_TJX.pdf

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Proposal on #5 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM